Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Earnings:
Income before income taxes	$3,052	$3,055
Add:
Interest and other fixed charges, excluding capitalized interest	24	35
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	95
Distributed income of investees accounted for under the equity method	4	3
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	7	5
Total earnings available for fixed charges	$3,170	$3,184
Fixed charges:
Interest and fixed charges	$37	$50
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	95
Total fixed charges	$133	$145
Ratio of earnings to fixed charges	23.84x	21.96x

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